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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)


                               SAFLINK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   786578 10 4
                               ------------------
                                 (CUSIP Number)

                            Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                           Washington, D.C. 20006-4078
                                 (202) 452-7000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 786578 10 4                                               Page 2 of 5



--------------------------------------------------------------------------------------------------------------------
     1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                    RMS Limited Partnership         Crystal Diamond, Inc.              Roy M. Speer
                          88-0224372                     88-0223159                     ###-##-####

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     2.  Check the Appropriate Box if a Member of a Group (See Instructions)                     (a)      [ X ]
                                                                                                 (b)      [   ]

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     3.  SEC Use Only


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     4.  Source of Funds (See Instructions)

                                       WC

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     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)              [   ]

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     6.  Citizenship or Place of Organization

                           RMS Limited Partnership       --     Nevada limited partnership
                           Crystal Diamond, Inc.         --     Nevada corporation
                           Roy M. Speer                  --     Individual citizen of the United States

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                       7.  Sole Voting Power

                                                                                       0

                 --------------------------------------------------------------------------------------------------

   Number of           8.  Shared Voting Power
   Shares
   Beneficially                                                               12,919,022
   Owned by
   Each          --------------------------------------------------------------------------------------------------
   Reporting
   Person With         9.  Sole Dispositive Power

                                                                                       0

                 --------------------------------------------------------------------------------------------------

                      10.  Shared Dispositive Power

                                                                              11,927,312

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    11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                              12,919,022

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    12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                            [ X ]

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    13.  Percent of Class Represented by Amount in Row (11)

                                                                            49.7 percent

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    14.  Type of Reporting Person

                           RMS Limited Partnership       --     PN
                           Crystal Diamond, Inc.         --     CO
                           Roy M. Speer                  --     IN

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



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CUSIP No. 786578 10 4                                               Page 3 of 5



         RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on March 20, 1995, and as amended by amendment no. 1 filed on April 20, 1995, amendment no. 2 filed on December 23, 1998, amendment no. 3 filed on June 30, 1999, and amendment no. 4 filed on November 15, 1999 (as amended, the "Schedule 13D") with respect to the Common Stock, par value $.01 per share, of SAFLINK CORPORATION, a Delaware corporation ("SAFLINK").


ITEM 4.  PURPOSE OF TRANSACTION.

         The Schedule 13D is amended by adding the following to the end of
Item 4:

         On September 7, 2000, RMS entered into a Voting Agreement with SAFLINK Corporation ("SAFLINK") whereby RMS agreed to vote in favor of (i) a merger between SAFLINK and Jotter Technologies Inc. ("Jotter") pursuant to a Merger Agreement between SAFLINK and Jotter, (ii) the adoption of a new Stock Option Plan of SAFLINK and (iii) an amendment to SAFLINK's Certificate of Incorporation to increase SAFLINK's authorized common stock to 100,000,000 shares.

         The description of the Voting Agreement contained herein is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit 1 and incorporated herein by reference.

         On September 11, 2000, RMS converted One Hundred Thousand (100,000) shares of Series D Preferred Stock ("Series D Stock"), par value $.01 per share, into 3,906,007 shares of Common Stock of SAFLINK pursuant to a Notice of Conversion dated as of the same date.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Schedule 13D is amended by replacing Item 5 with the following:

         (a) With the conversion of the Series D Stock, RMS owns of record 11,927,312 shares of Common Stock. Also, as a result of the First Amended and Restated Voting Agreement, RMS may be deemed the beneficial owner of the 908,377 shares of Common Stock and options to acquire 83,333 additional shares of Common Stock which are beneficially owned by Mr. Santangelo. As a result of the relationships described in Item 2 of the Schedule 13D, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to beneficially own 12,919,022 shares of Common Stock each.

         Immediately following the conversion of the Series D Stock, SAFLINK had 25,982,203 shares of Common Stock outstanding. RMS, therefore, is the beneficial owner of 49.7 percent of the outstanding Common Stock of SAFLINK.

         (b) RMS will share with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock beneficially owned by RMS. Mr. Santangelo has orally agreed to permit RMS to direct the voting of the shares of Common Stock beneficially owned by him.


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CUSIP No. 786578 10 4                                               Page 4 of 5



         (c) Except as set forth herein, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has effected any transaction in shares of the Common Stock during the past 60 days.

         (d) No person other than RMS, Crystal Diamond and Mr. Speer is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned of record by RMS. RMS, Crystal Diamond and Mr. Speer have no right to receive or to direct the receipt of dividends from or the proceeds from the sale of any securities of the Company beneficially owned by Mr. Santangelo including any shares of Common Stock with respect to which RMS, Crystal Diamond and Speer may be deemed to be a beneficial owner by virtue of the Voting Agreement.

         (e)      Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Voting Agreement dated as of September 7, 2000.



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CUSIP No. 786578 10 4                                               Page 5 of 5



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 20, 2000                 RMS LIMITED PARTNERSHIP,
                                  a Nevada limited partnership



                                       /s/  C. Thomas Burton, Jr.
                                  ---------------------------------------------
                                  C. Thomas Burton, Jr.
                                  Managing General Partner


                                  CRYSTAL DIAMOND, INC.
                                  a Nevada corporation



                                       /s/  C. Thomas Burton, Jr.
                                  ---------------------------------------------
                                  C. Thomas Burton, Jr.
                                  President



                                       /s/  Roy M. Speer
                                  ---------------------------------------------
                                  Roy M. Speer